VIA EDGAR

August 11, 2015

Mr. Brad Skinner

Senior Assistant Chief Accountant

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Re:	Gran Tierra Energy Inc.
Form 10-K for the Fiscal Year Ended December 31, 2014
Filed March 2, 2015
File No. 001-34018

Dear Mr. Skinner:

On behalf of Gran Tierra Energy Inc. (“Gran Tierra” or the “Company”) we are responding to the comment (the “Comment”) received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 21, 2015, with respect to Gran Tierra’s Form 10-K listed above (the “2014 Form 10-K”). The Comment has, for the Staff’s convenience, been set forth below in italics.

Form 10-K for the Fiscal Year Ended December 31, 2014

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 54

1.	We have read your response to prior comment one, indicating several reasons why you have not quantified the reasonably possible effects of lower commodity prices on your development plans and accounting under the full cost methodology. For example, we note the following remarks.

•	You explain that upon filing your annual and subsequent interim report you “believed that it was possible that development capital would not be permanently deferred to 2016 or beyond”;

•	you express the views that “statements quantifying possible future ceiling test impairments based upon estimates are potentially misleading” and “providing impairment sensitivity based on changes in commodity prices changes alone would be misleading”; and

200, 150 - 13th Avenue SW, Calgary, Alberta, Canada           (403) 265-3221 Fax (403) 265-3242         www.grantierra.com

•	you state that you do not believe the several months of depressed oil prices at the time of filing your reports “represent a long term permanent decline in oil prices.”

The requirements to address trends and uncertainties and their reasonably possible effects in Items 303(a)(1), (2)(ii), and (3)(ii) of Regulation S-K, as well as Instruction 3 to that guidance, do not depend on certainty or permanence as conditions for disclosure, as suggested in your reply. Rather, the requirements apply to the reasonably possible material impacts of known trends or uncertainties.

You disclose on page 55 that you recently changed your business strategy “Largely as a result of the current low commodity price environment” and, with regard to the Bretaña field, reclassified as contingent resources all probable and possible reserves associated with the field and recognized a related impairment charge of $265 million. You state “Sustained periods of low oil prices could be detrimental to our financial performance.”

Given the foregoing and your response, it appears that it is at least reasonably possible that the impact of lower prices will be material. On a related point, your statement that there is a possibility that development capital has not been permanently deferred seems to imply that development capital has been deferred for an indefinite period, and may depend on an uncertain increase in commodity prices in the future.

SEC Release 33-8350 clarifies that quantified disclosure regarding the material effects of known material trends and uncertainties should be provided if quantitative information is reasonably available. In view of this, and given your disclosure regarding possible future impacts on development plans, we believe that you should expand your disclosure to quantify the impact on proved reserves if assumed price increases do not occur.

Separately, given that you would ordinarily have nine or ten of the twelve prices needed for the next ceiling test at the time of filing your periodic reports, we also believe that you should disclose information about the magnitude of any material reasonably possible upcoming ceiling test write-downs, based on information known to you in advance of filing your report, along with any of the underlying assumptions that are necessary to clarify the nature of this disclosure.

Response:

Proved reserves

To address the Staff’s comment regarding expanding our disclosure to quantify the impact on proved reserves in the event assumed oil price increases do not occur, we have included disclosure, substantially in the following form, in our Form 10-Q for the quarter ended June 30, 2015 (“Q2 2015 Form 10-Q”) and propose to include substantially similar language in the Company’s future Form 10-Q and Form 10-K filings, to the extent applicable:

“Holding all factors constant, we do not expect any downward adjustment to our consolidated NAR reserve volumes during 2015. The exploitation periods for our major fields exceed the reserve life of the properties which allows the reserves to be developed prior to contract expiry, even in the case of a short to medium term deferral of development expenditures. Furthermore, as disclosed in our press release on June 24, 2015, we increased our planned 2015 capital budget in Colombia by $55 million and the 2015 capital investment is expected to be consistent with the proposed capital investment included in our reserve report dated December 31, 2014 (the “2014 Reserves Report”). In Brazil, the 2015 facilities capital budgeted included in the 2014 Reserves Report, has already been incurred. Additionally, in Colombia, the effect of prolonged low oil prices on NAR reserves is to increase reserves due to the lower rate at which cash royalties are levied in low oil price environments. In a continued low oil price environment, we expect that a loss of less than one percent of the December 31, 2014, consolidated proved NAR reserves in Brazil would be more than offset by an increase of NAR reserves in Colombia.”

Ceiling test

To address the Staff’s comment regarding disclosure of information about the magnitude of any material reasonably possible ceiling test write-down in the event assumed oil price increases do not occur, we have included disclosure, substantially in the following form, in our Q2 2015 Form 10-Q and propose to include substantially similar language in the Company’s future Form 10-Q and Form 10-K filings, to the extent applicable:

“Holding all factors constant, it is reasonably likely that we will experience ceiling test impairment losses in our Brazil and Colombia cost centers in the third and fourth quarters of 2015. It is difficult to predict with reasonable certainty the amount of expected future impairment losses given the many factors impacting the asset base and the cash flows used in the prescribed U.S.GAAP ceiling test calculation. These factors include, but are not limited to, future commodity pricing, royalty rates in different pricing environments, operating costs and negotiated savings, foreign exchange rates, capital expenditures timing and negotiated savings, production and its impact on depletion and cost base, upward or downward reserve revisions, reserve additions, and tax attributes.

Holding all other factors constant other than benchmark oil prices, a $1.00 per bbl change in benchmark oil prices would result in changes to after tax cash flows of approximately $12.0 million and $1.6 million, respectively, in Colombia and Brazil. As noted above, actual cash flows may be materially affected by other factors. For example, in Colombia, cash royalties are levied at lower rates in low oil price environments and foreign exchange rates can materially impact the deferred tax component of the asset base and the income tax calculation. In Brazil, foreign exchange rates can materially impact operating costs and the income tax calculation.”

This disclosure provides information that is not misleading about the magnitude of changes to our cash flows if oil price increases do not occur, assuming all other factors remain constant, and also informs investors of the multiple factors that will affect the ceiling test calculation in addition to oil prices.

Examples of changes to other factors which had a material impact on our estimates of potential future ceiling test write-downs since we filed our 2014 Form 10-K include: a 40% decline in the Brazilian currency exchange rate which significantly affected both operating costs and the tax calculation used in the Brazil ceiling test; an 8% decline in the Colombian peso that resulted in a reduction of our deferred tax liability, operating costs and the income tax effect calculation; and a 92% increase in our planned Colombian capital program that will increase the asset base subject to the ceiling test in Colombia.

Furthermore, our oil and gas reserves are subject to annual evaluation by our independent reserves evaluator which may result in upward or downward revisions to our proved reserves. As noted above, our planned 2015 capital program in Colombia was increased by $55 million (effective June 2015) and the majority of the program is expected to be spent on development drilling activities, including six development wells in the third and fourth quarters of 2015, which may result in revisions to the Company’s 2015 year-end reserves. As a result, changes to our 2015 year-end reserves could have a material effect on our fourth quarter 2015 ceiling test calculation and cannot be reliably estimated at this time.

Additionally, we have we have taken advantage of the low oil price environment to renegotiate supply and service contracts and have taken other measures to reduce operating and capital costs. For example, as disclosed in our press release dated May 6, 2015, cost optimization initiatives resulted in $1.1 million of operating expense reductions in Colombia during the first quarter and an 11% negotiated reduction in Colombian trucking tariffs. These factors could also materially affect third and fourth quarter USGAAP ceiling tests.

Finally, the Company does not believe it is necessary to amend and refile its 2014 Form 10-K or Form 10-Q for the quarter ended March 31, 2015, to include additional information about expected future 2015 ceiling test impairment losses based on facts that existed at that time since such disclosure does not provide additional useful material information for investors to understand the Company’s current or historical financial condition and results of operations.

Please do not hesitate to call me at (403) 767-6501, if you have any questions or would like any additional information regarding this matter.

Sincerely,

Gran Tierra Energy Inc.

By:	/s/ Ryan Ellson
Ryan Ellson
Chief Financial Officer

cc:	Gary Guidry – President and Chief Executive Officer
Nancy H. Wojtas, Esq.